EXHIBIT 99.8

Press Release

Hydrogen Mobility: Total Supports the Development of
the First Hydrogen Taxi Operator in Paris

Paris, May 26, 2021 – Total announces the acquisition of a stake in Hysetco, a French company dedicated to the development of hydrogen mobility in cities. Hysetco owns the largest fleet of hydrogen taxis in the world, launched in 2015 and operated in the Île-de-France region under the Hype brand, as well as hydrogen stations.

The Hype project aims to demonstrate for the first time on a large scale the viability of zero-emission hydrogen vehicles for urban mobility.

With the acquisition of a 20% stake, Total joins Hysetco’s historical shareholders: STEP (Société du Taxi Electrique Parisien), Air Liquide, Toyota and Kouros.

Hysetco currently owns around 700 taxis in Paris, with still a majority of diesel vehicles that will transition gradually to become exclusively comprised of hydrogen vehicles by 2024. The hydrogen taxis are fueled by a dedicated network of hydrogen stations operated by Hysetco. This network is expected to expand in the coming years to support the growth of hydrogen vehicle fleet. Total will make its network of service-stations available to Hysetco to contribute to the growth of this network of hydrogen stations.

“This acquisition is a concrete commitment and an acceleration for Total in hydrogen mobility. We are delighted to be working with partners whose skills and expertise complement each other throughout the hydrogen vehicle value chain,” declared Patrick Pouyanné, Chairman and CEO of Total. “After investing in the new Bélib’ network of charge points for electric vehicles, Total is contributing to position Paris as a showcase for new carbon-neutral urban mobility for businesses and consumers. Total is thus continuing to accelerate its transformation into TotalEnergies, a leading broad-energy player in the energy transition.”

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About Total & Hydrogen

Total is looking into the production of clean hydrogen - blue or green -, produced using carbon neutral processes, from natural gas with carbon capture and storage or based on intermittent renewable electricity. For several years, the Group has been working on the development of concrete use cases, for the decarbonization of industrial processes as well as in mobility and gas. Total is notably involved as an industrial user, within its refineries, and as a player in its development as a fuel, notably in Germany where 24 Total service stations already offer hydrogen as part of the H2 Mobility joint venture. Total is also an active member of several hydrogen-dedicated initiatives and professional associations: the Hydrogen Council, Hydrogen Europe, the European Clean Hydrogen Alliance and France Hydrogène.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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